SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                            (Amendment No.  2   )*

                                RP Scherer Corporation
                               (Name of Issuer)

                     Common Stock, Par Value $0.01 per share
                        (Title of Class of Securities)

                                   806528105
                                (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                       (Continued on following page(s)

                             Page 1 of  5  Pages

CUSIP NO.   806528105          13G               PAGE 2 OF   5  PAGES

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

     Manning & Napier Advisors, Inc.
     IRS # 16-0995736


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a)    [   ]
                                                                  (b)    [   ]



3     SEC USE ONLY



4     CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5     SOLE VOTING POWER

     2,542,015

6     SHARED VOTING POWER

     -0-

7     SOLE DISPOSITIVE POWER

     2,627,665

8     SHARED DISPOSITIVE POWER

     -0-

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,627,665



10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     10.83%

12     TYPE OF REPORTING PERSON *

     Investment Advisor

                                                                          *SEE
                       INSTRUCTION BEFORE FILLING OUT!


Item 1(a):  Name of Issuer:

     RP Scherer Corporation

Item 1(b):  Address of Issuer's Principal Executive Office:

     2075 West Big Beaver Road, Suite 700
     Troy, Michigan 48084

Item 2(a):  Name of Person Filing:

     Manning & Napier Advisors, Inc.

Item 2(b):  Address of Principal Business Office, or, if none, Residence:

     1100 Chase Square
     Rochester, New York 14604

Item 2(c):  Citizenship:

     New York

Item 2(d):  Title of Class of Securities:

     Common Stock, Par Value $0.01

Item 2(e):  CUSIP Number:

     806528105

Item 3: If this statement is filed pursuant to rule 13d-1(b) of 13d-2(b), check whether the person filing is a :

(e) [X] Advisor is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4:  Ownership:

(a)  Amount Beneficially Owned:     2,627,665
(b)    Percent  of  Class:    Based  on  the  most  recent  prices provided by
Interactive Data, a company of the Dun & Bradstreet Corporation, One Post Office Square, 3rd Floor, Boston, Massachusetts 02109-2103, listing the outstanding shares of common stock on December 31, 1997, as 24,257,000 it is believed person filing has beneficial ownership of 10.83%.
(c)  Number of shares as to which such person has:
     (i)  sole voting power:          2,542,015
     (ii)  shared voting power:          -0-
     (iii)  sole dispositive power:   2,627,665
     (iv)  shared dispositive power:     -0-

Item 5:  Ownership of Five Percent or Less of a Class:

Not applicable

Item 6: Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable

Item 8:  Identification and Classification of Members of the Group:

Not applicable

Item 9:  Notice of Dissolution of a Group:

Not applicable

Item 10:  Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as participant in any transaction having such purposes of effect.






Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 /s/ Fonda L. Herrick                            Date: May 11, 1998
     Fonda L. Herrick, Corporate Secretary